Exhibit 20.1

INTRADO® REPORTS THIRD QUARTER AND YTD 2003 RESULTS

Strong Net Income and Cash Flow Highlight the Quarter

Total Revenue of $31.7 Million; Net Income Per Diluted Share of $0.18

October 23, 2003 (Longmont, Colo.)— Intrado Inc. (NASDAQ: TRDO), North America’s leading provider of 9-1-1 infrastructure systems and services, and experts in engineering and managing complex integrated data and telecommunications solutions, today announced its financial results for the three months and nine months ended September 30, 2003:

•                  For the three months ended September 30, 2003, Intrado reported revenue of $31.7 million, up 16% from $27.4 million reported in the same period in 2002.  For the nine months ended September 30, 2003, revenue was $91.7 million, up 18% from $78.0 million reported in 2002.

•                  Net income for the third quarter of 2003 was $3.1 million, or $0.18 per diluted share, compared to $3.9 million, or $0.24 per diluted share for the same period in 2002.  Net income for the third quarter of 2003 includes income tax expense of $1.7 million, a 35.5% effective tax rate.  There was no tax expense recorded in the same period in 2002. Net income before taxes for the three months ended September 30, 2003 was $4.8 million, an increase of $900,000 or 23% compared to $3.9 million for the same period ended September 30, 2002.

•                  Net income for the nine months ended September 30, 2003 was $6.8 million, or $0.41 per diluted share, compared to $1.4 million, or $0.08 for the same period in 2002.  Net income before taxes for the nine months ended September 30, 2003 was $10.6 million, compared with $1.4 million for the same period in 2002.

•                  Net cash provided by operating activities for the quarter ended September 30, 2003 was $8.9 million, compared to $7.1 million for the same period in 2002.  For the nine month period ended September 30, 2003, net cash provided by operating activities was $25.6 million, compared to $8.8 million for the same period in 2002.

•                  Free cash flow for the third quarter of 2003 was $7.5 million (cash provided from operating activities of $8.9 million less cash used in investing activities of $1.4 million), compared to negative $3.7 million for the same period in 2002 (cash provided from operating activities of $7.1 million less cash used in investing activities of $10.8 million).  Free cash flow for the nine month period ended September 30, 2003 was $19.6 million (cash provided from operating activities of $25.6 million less cash used in investing activities of $6.0 million), compared with negative $12.4 million (cash provided from operating activities of $8.8 million less cash used in investing activities of $21.2 million) for the same period in 2002.

•                  Net income and income from operations for the nine months ended September 30, 2002 included a $4.7 million inventory impairment charge, recognized by the Company during the second quarter of 2002.

Intrado Chief Executive Officer George Heinrichs said the Company continues to perform well.  “Demand for our products and services remains strong.  Our progress in the New Markets segment has been mixed.  Although we’ve doubled our subscriber base this year, IntelliCast remains slower than we’d like. Our Commercial Database service is in the midst of execution on work that will deliver necessary revenue to its business model. New products in Wireless including PDE managed services and enhanced emergency services are substantially stronger than expected. I remain very confident in our future growth.”

Recent Highlights

•                  Intrado announced a contract with regional wireless carrier Cellular South to provide E9-1-1 Phase II solutions and services to Cellular South’s subscribers who utilize the company’s third generation CDMA 1X wireless network.

•                  Intrado also completed a contract with Midwest Wireless to provide hosted PDE and 9-1-1 services to MidWest’s customers.

•                   Intrado added Chicago and Maricopa County (Phoenix) to its installed based of IntelliCastSM customers, resulting in three of the top ten cities (by population) in the U.S. being served by IntelliCast.  Intrado now has approximately 12.0 million telephone numbers under management in its emergency notification database.

•                  Intrado and Direct Partner Telecom, Inc., a wholly owned subsidiary of theglobe.com (OTCBB: TGLO), joined forces to provide Voice over Internet Protocol (VoIP) Emergency Calling Services to theglobe.com voiceglo™ customers.

•                   Intrado extended its emergency communications leadership to Europe with the formation of a subsidiary in the Republic of Ireland and the opening of an office in the United Kingdom.  This expansion positions Intrado to more effectively address a wide range of European emergency communications initiatives that are currently underway.

Business Performance Summary

Wireline:  Revenue increased to $20.8 million in the third quarter of 2003, up from $20.3 million in the third quarter of 2002.  Direct costs were $9.7 million in the quarter, up from $9.2 million in the same period of 2002.

Wireless:  Revenue increased to $10.5 million in the third quarter of 2003, up from $6.7 million in the third quarter of 2002.  Direct costs were $5.6 million in the quarter, up from $3.3 million in the third quarter of 2002.

New Markets:  Revenue increased to $438,000 in the third quarter of 2003, up from $326,000 in the third quarter of 2002. Direct costs were $1.1 million in the quarter, up from $838,000 in the same period of 2002.

Indirect Overhead Expenses:  Total indirect overhead expenses increased to $10.1 million in the third quarter of 2003, up from $9.9 million in the third quarter of 2002.  Indirect overhead is composed of sales and marketing expenses, general and administrative expenses, inventory impairment and research and development expenses.

Cash Flow Performance and Liquidity: Intrado finished the quarter with $30.7 million in cash, up $4.6 million from $26.1 million at June 30, 2003.  As of September 30, 2003, Intrado had $6.9 million available under its revolving line of credit with GE Capital and an additional $8.5 million available under existing capital lease facilities.

Performance Metrics: Days’ sales outstanding were 47 days at September 30, 2003, compared to 61 days for the quarter ending September 30, 2002, and 54 days from the quarter ending June 30, 2003.

Fourth Quarter 2003 Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from current expectations. Fourth quarter guidance has been reduced to accommodate uncertainty in the speed of rollout in the new markets segment. While we believe it is still possible to meet the low end of original guidance, our reduced confidence in the speed of New Market penetration leads to us to this action.

Intrado’s expectations for fourth quarter 2003 revenue range between $33.0 million and $35.0 million.

Our fourth quarter 2003 expectations for net income range between $3.9 million and $4.6 million, with an estimated effective tax rate of 35.5%.  On a diluted basis, fourth quarter 2003 earnings per share is expected to range between $0.23 and $0.27 per share on a projected share base of 17.1 million.

Intrado anticipates that free cash flow will range between $5.0 million and $7.0 million in the fourth quarter of 2003, consisting of net cash provided by operating activities ranging between $8.6 million and $9.0 million, less estimated capital expenditures of $1.5 million and estimated capitalized software development costs of $1.2 million.

Additionally, Intrado provides the following performance guidance for each of its three business units and for indirect overhead expenses:

Wireline:  Expectations for fourth quarter 2003 revenue range between $22.0 and $23.2 million.  Direct costs and expenses are estimated to be approximately $10.7 million.

Wireless:  Outlook for fourth quarter revenue ranges between $10.3 and $10.8 million.  Direct costs and expenses are estimated to be approximately $5.4 million.

New Markets:  Outlook for fourth quarter revenue is approximately $700,000 to $1.0 million.  Direct costs and expenses are estimated to be approximately $1.6 million.

Indirect Overhead Expenses:  Intrado expects fourth quarter 2003 indirect overhead expenses to be approximately $10.0 million.

2004 Outlook

An outlook for 2004 and first quarter guidance will be provided before year-end 2003.

Conference Call Webcast

Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on October 23, 2003 at 4:30 p.m. EDT, 2:30 p.m. MDT, and 1:30 p.m. PDT to discuss third quarter 2003 results.  To participate, access the Company’s Web site at www.intrado.com and click on the Intrado Q3 Earnings Call Webcast button under the caption “Headlines.”

About Intrado

Founded in 1979, Intrado Inc. (NASDAQ: TRDO) is pioneering the technology of Informed Response® by providing telecommunications companies and public safety organizations with accurate, efficiently delivered, mission-critical information—enabling them to respond effectively, anywhere and anytime.

The Company’s unparalleled industry knowledge in systems engineering of complex, integrated data and telephony environments and in critical operations management reduces the effort, cost and time associated with providing reliable communications information for 9-1-1, safety and commercial applications.  Intrado has received International Organization of Standardization (ISO) 9001-2000 certification.  To receive Intrado press releases and Company updates via e-mail, please register at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures.  Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company’s operating performance and capital resources.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

•                  our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive and market pressures in the telecommunications industry;

•                  fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

•                  whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  our ability to retain key executives, particularly George Heinrichs, our co-founder, President, Chief Executive Officer and Chairman of the Board;

•                  competition in service, price and technological innovation from entities with substantially greater resources than us;

•                  our ability to integrate businesses and assets that we may acquire;

•                  whether our efforts to expand into European and other international markets will prove to be economically viable;

•                  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

•                  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and IntelliCastSM Target Notification services;

•                  the unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  the potential for liability claims, including product liability claims relating to our software;

•                  technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  changes in interest rates, including the LIBOR and prime rate, and their potentially adverse effect on our liquidity;

•                  the possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards;

•                  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

•                  developments in governance, accounting and financial regulation and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Michael D. Dingman, Jr.

Chief Financial Officer

Intrado Inc.

720.494.6504 mdingman@intrado.com

INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2003	2002	2003	2002

Revenue:
Wireline business unit	$20,779	$20,295	$61,828	$59,449
Wireless business unit	10,466	6,731	28,682	17,792
New markets business unit	438	326	1,193	734
Total revenue	31,683	27,352	91,703	77,975

Costs and expenses:
Wireline business unit	9,725	9,150	29,305	28,372
Wireless business unit	5,611	3,279	16,004	10,332
New markets business unit	1,082	838	3,457	1,708
Sales and marketing	4,008	4,065	12,450	12,956
General and administrative	5,535	5,242	17,214	15,664
Inventory impairment	—	—	—	4,697
Research and development	580	555	1,820	2,028
Total costs and expenses	26,541	23,129	80,250	75,757
Income from operations	5,142	4,223	11,453	2,218

Other income (expense):
Interest and other income	59	35	147	130
Interest and other expense	(392)	(312)	(1,014)	(967)
Net income before income taxes	4,809	3,946	10,586	1,381

Income tax expense	1,707	—	3,758	—

Net income	$3,102	$3,946	$6,828	$1,381

Net income per share:
Basic	$0.20	$0.26	$0.44	$0.09
Diluted	$0.18	$0.24	$0.41	$0.08

Shares used in computing net income per share:
Basic	15,749,993	15,237,882	15,641,085	15,203,188
Diluted	17,237,161	16,226,799	16,650,465	16,604,224

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30,	December 31,
	2003	2002
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$30,740	$12,895
Accounts receivable, net of allowance for doubtful accounts of approximately $504 and $589, respectively	14,494	14,900
Unbilled revenue	1,917	6,165
Prepaids and other	2,243	2,144
Deferred contract costs	3,875	3,196
Deferred income taxes-current portion	9,476	4,091

Total current assets	62,745	43,391

Property and equipment, net	26,352	30,277
Goodwill, net of accumulated amortization of $1,394	24,517	11,716
Other intangibles, net of accumulated amortization of $5,584 and $3,823, respectively	6,173	7,934
Deferred income taxes	1,730	8,916
Deferred contract costs	3,092	2,710
Software development costs, net	12,337	11,760
Other assets	679	676

Total assets	$137,625	$117,380

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,745	$8,646
Current portion of capital lease obligations	3,055	3,131
Line of credit	2,000	—
Current portion of note payable	4,250	917
Payable to Lucent	—	2,395
Mandatorily redeemable preferred stock payable	4,366	—
Deferred contract revenue	14,235	10,280

Total current liabilities	37,651	25,369

Capital lease obligations, net of current portion	1,715	2,689
Line of credit	—	8,000
Deferred rent, net of current portion	1,532	1,424
Notes payable, net of current portion	7,000	1,833
Mandatorily redeemable preferred stock payable	4,090	—
Deferred contract revenue	6,290	12,346

Total liabilities	58,278	51,661

Stockholders' equity:
Common stock	16	15
Additional paid-in-capital	87,735	80,936
Accumulated deficit	(8,404)	(15,232)
Total stockholders' equity	79,347	65,719

Total liabilities and stockholders' equity	$137,625	$117,380

INTRADO INC.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2003	2002	2003	2002

Cash flows from operating activities:
Net income	$3,102	$3,946	$6,828	$1,381
Adjustments to reconcile net income to net cash provided by operating activities-

Depreciation and amortization	3,785	2,408	11,853	6,655
Tax benefit for stock option exercises	1,624	—	1,850	—
Stock-based compensation	49	9	103	77
Inventory impairment	—	—	—	4,697
Other adjustments	(34)	201	(66)	466
Non-cash interest	138	—	207	—
Change in-
Accounts receivable and unbilled revenue	1,179	(1,171)	4,739	(3,977)
Prepaids and other	(553)	2,441	(102)	1,815
Deferred contract costs	(241)	(253)	(1,061)	343
Deferred income taxes	(23)	—	1,801	—
Accounts payable and accrued liabilities	103	(1,181)	1,578	(4,693)
Deferred revenue	(232)	683	(2,101)	2,049
Net cash provided by operating activities	8,897	7,083	25,629	8,813

Cash flows from investing activities:
Acquisition of property and equipment	(385)	(8,036)	(2,448)	(12,747)
Investment in TechnoCom	—	—	—	(500)
Capitalized software development costs	(1,027)	(2,791)	(3,557)	(7,999)
Net cash used in investing activities	(1,412)	(10,827)	(6,005)	(21,246)

Cash flows from financing activities:
Principal payments on capital lease obligations	(671)	(1,109)	(2,478)	(3,570)
Payments on payable to Lucent	—	—	(2,395)	—
Payments on mandatorily redeemable preferred stock payable	(4,552)	—	(4,552)	—
Principal payments on notes payable	(1,083)	—	(1,400)	—
Proceeds from line of credit	—	3,000	—	6,000
Proceeds from notes payable and capital lease advances	299	3,000	4,199	3,000
Proceeds from exercise of options, warrants and employee stock purchase plan	3,151	231	4,847	1,777
Net cash provided by financing activities:	(2,856)	5,122	(1,779)	7,207
Net increase (decrease) in cash and cash equivalents	4,629	1,378	17,845	(5,226)
Cash and cash equivalents, beginning of period	26,111	9,112	12,895	15,716

Cash and cash equivalents, end of period	$30,740	$10,490	$30,740	$10,490

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$1,093	$165	$1,129	$3,035